
May 7, 2024

Scott Wolf
Chief Executive Officer
Digital Health Acquisition Corp.
980 N Federal Hwy #304
Boca Raton, FL 33432

> **Re: Digital Health Acquisition Corp.**
> **Amendment No. 7 to Registration Statement on Form S-4**
> **Filed April 24, 2024**
> **File No. 333-268184**

Dear Scott Wolf:

   We have reviewed your amended registration statement and have the following comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2024 letter.

Amendment No. 7 to Registration Statement on Form S-4

Risk Factors, page 79

1.   We note that the audit reports included for Digital Health Acquisition Corp., VSee Lab, Inc., and iDoc Virtual Telehealth Solutions, Inc. include statements expressing substantial doubt as to each company's ability to continue as a going concern. Please revise your prospectus summary and risk factors to highlight DHAC, VSee and iDoc's ability to continue as a going concern and describe the material risks associated with the going concern opinions issued by their respective auditors. Please also revise your prospectus/proxy statement/consent solicitation summary accordingly.

iDoc Virtual Telehealth Solutions, Inc.
Operating Expenses, page 259

2.   We note your revised disclosures provided in response to comment 1. We also note from

your prior disclosures that you had a $1 million write-off during the third quarter of 2023, which drove the $1.2 million increase in bad debt expense for the nine months ended September 30, 2023 as compared to the prior period. With reference to your new disclosures regarding your automated systems, please more fully address the facts and circumstances that changed during the fourth quarter of 2023, such that your bad debt expense increased by $4.2 million for the year ended December 31, 2023 as compared to the prior period.

iDoc Virtual Telehealth Solutions
Statement of Cash Flows, page F-69

3.   With reference to the $4,155,000 increase in bad bad debt expense for the year ended December 31, 2023 as discussed in your Management's Discussion and Analysis on page 259, please address the appropriateness of the $534,000 provision for allowance for doubtful accounts and $2,207,000 change in your accounts receivable balance reflected within your net cash used in operations. Fully explain why the bad debt expense recognized in each period presented is not reflected as a noncash adjustment to your net cash cash used in operations. Finally, clarify how you determined the $2,207,000 change in accounts receivable for the year ended December 31, 2023.

Accounts Receivable and Credit Losses, page F-74

4.   Please address the need to disclose your bad debt expense recognized in each period presented.

        Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Thomas Poletti, Esq.